VIVIC CORP

800 N Rainbow Blvd, Suite 208-29, Las Vegas, NV 89107, Tel: (702) 984-3984

August 1, 2017

Ms. Susan Block

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vivic Corp.

       Registration Statement on Form S-1

       Filed July 5, 2017

       File No. 333-219148

Dear Ms. Susan Block,

We received your letter dated July 27, 2017, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 5, 2017. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Disclosures indicate that you are a development stage company with nominal operations since your incorporation on February 16, 2017, no revenues to date, dependence on proceeds from this offering to implement your plan of operations and a going concern opinion from your independent auditor. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. As such, please revise the registration statement to comply with Rule 419. Alternatively, provide us a detailed legal analysis explaining why you do not think that Rule 419 applies to this offering.

Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is commencing operations in the tourism business. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

Our Company

2. Please disclose your current cash on hand and your monthly burn rate. Please continue to update your current cash on hand with any subsequent amendments.

Response:  In response to this comment we have disclosed our current cash on hand and our monthly burn rate.

Risk Factors, page 7

3. We note the disclosure under “Recent Sales of Unregistered Securities,” at page II-1, that you relied on Regulation S to sell to your officers. If they continue to reside outside the United States, please include risk factor disclosure that it may be difficult to obtain service of process within the United States if they reside outside the United States.

Response:  In response to this comment we have included risk factor disclosure that it may be difficult to obtain service of process within the United States if you officers reside outside the United States.

We are solely dependent on funds, page 7

4. Please add to this risk factor, the risk that you disclose at page 16 under “Description of Business,” that if you do not sell at least 6.67% of the shares being offered, you will not be able to maintain your reporting status with the SEC.

Response:  In response to this comment we have added to this risk factor, the risk that we disclose at page 16 under “Description of Business,” that if we do not sell at least 6.67% of the shares being offered, we will not be able to maintain our reporting status with the SEC.

Government Regulation, page 18

5. Please briefly expand to include a discussion of any government regulation that will be applicable where you sell your tourism packages, as well as government regulations in the areas where you will provide your tours, such as the Dominican Republic.

Response:  In response to this comment we have briefly expanded to include a discussion of government regulation that will be applicable in the Dominican Republic.

Exhibits

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

6. In the next amendment, please clarify in the first sentence that the auditors’ report has been included in the Registration Statement on Form S-1, rather than incorporated by reference.

Response:  In response to this comment we have filed an amended consent from our independent auditors.

This letter responds to all comments contained in your letter dated July 27, 2017.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Yoel Rosario Duran

Yoel Rosario Duran, President